No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 6, 2020, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal first quarter ended June 30, 2020 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 25, 2020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

June 30, 2020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

The spread of coronavirus disease 2019 (COVID-19) has caused the global economic slowdown and also has affected Honda’s consolidated financial results for the three months ended June 30, 2020.

Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs.

Honda’s consolidated sales revenue for the three months ended June 30, 2020 decreased by 46.9%, to ¥2,123.7 billion from the same period last year, due mainly to decreased sales revenue in all business operations. Operating loss was ¥113.6 billion, a decrease of ¥366.1 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by decreased selling, general and administrative expenses. Loss before income taxes was ¥73.4 billion, a decrease of ¥363.2 billion from the same period last year. Loss for the period attributable to owners of the parent was ¥80.8 billion, a decrease of ¥253.1 billion from the same period last year.

Business Segments

Motorcycle Business

For the three months ended June 30, 2019 and 2020

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2019	Three months ended Jun. 30, 2020			Three months ended Jun. 30, 2019	Three months ended Jun. 30, 2020
			Change	%			Change	%
Motorcycle Business	4,921	1,855	(3,066)	(62.3)	3,264	1,221	(2,043)	(62.6)
Japan	51	50	(1)	(2.0)	51	50	(1)	(2.0)
North America	74	61	(13)	(17.6)	74	61	(13)	(17.6)
Europe	84	61	(23)	(27.4)	84	61	(23)	(27.4)
Asia	4,378	1,572	(2,806)	(64.1)	2,721	938	(1,783)	(65.5)
Other Regions	334	111	(223)	(66.8)	334	111	(223)	(66.8)

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers decreased by 48.6%, to ¥274.2 billion from the same period last year, due mainly to decreased consolidated unit sales. Operating profit decreased by 84.0%, to ¥11.2 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by decreased selling, general and administrative expenses.

Automobile Business

For the three months ended June 30, 2019 and 2020

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Three months ended Jun. 30, 2019	Three months ended Jun. 30, 2020			Three months ended Jun. 30, 2019	Three months ended Jun. 30, 2020
			Change	%			Change	%
Automobile Business	1,321	792	(529)	(40.0)	905	337	(568)	(62.8)
Japan	181	129	(52)	(28.7)	161	113	(48)	(29.8)
North America	495	159	(336)	(67.9)	495	159	(336)	(67.9)
Europe	34	16	(18)	(52.9)	34	16	(18)	(52.9)
Asia	554	473	(81)	(14.6)	158	34	(124)	(78.5)
Other Regions	57	15	(42)	(73.7)	57	15	(42)	(73.7)

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers decreased by 55.1%, to ¥1,209.9 billion from the same period last year, due mainly to decreased consolidated unit sales. Operating loss was ¥195.8 billion, a decrease of ¥316.2 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by decreased selling, general and administrative expenses.

Financial Services Business

Sales revenue from external customers decreased by 16.4%, to ¥575.8 billion from the same period last year, due mainly to a decrease in revenues on disposition of lease vehicles. Operating profit increased by 8.8%, to ¥71.5 billion from the same period last year, due mainly to decreased selling, general and administrative expenses.

Life Creation and Other Businesses

For the three months ended June 30, 2019 and 2020

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Three months ended Jun. 30, 2019	Three months ended Jun. 30, 2020
			Change	%
Life Creation Business	1,280	1,083	(197)	(15.4)
Japan	74	80	6	8.1
North America	605	524	(81)	(13.4)
Europe	198	170	(28)	(14.1)
Asia	347	257	(90)	(25.9)
Other Regions	56	52	(4)	(7.1)

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 20.6%, to ¥63.7 billion from the same period last year, due mainly to decreased consolidated unit sales in Life creation business. Operating loss was ¥0.5 billion, an improvement of ¥2.9 billion from the same period last year, due mainly to decreased research and development expenses as well as decreased selling, general and administrative expenses, which was partially offset by a decrease in profit attributable to decreased sales volume and model mix. In addition, operating loss of aircraft and aircraft engines included in the Life creation and other businesses was ¥7.1 billion, an improvement of ¥2.0 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on June 30, 2020 decreased by ¥64.5 billion from March 31, 2020, to ¥2,607.7 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash used in operating activities amounted to ¥71.7 billion of cash outflows. Cash outflows from operating activities increased by ¥267.3 billion from the same period last year, due mainly to a decrease in cash received from customers, despite decreased payments for parts and raw materials.

Net cash used in investing activities amounted to ¥109.3 billion of cash outflows. Cash outflows from investing activities decreased by ¥58.8 billion from the same period last year, due mainly to decreased payments for acquisitions of other financial assets as well as decreased payments for additions to property, plant and equipment.

Net cash provided by financing activities amounted to ¥111.9 billion of cash inflows. Cash inflows from financing activities increased by ¥195.7 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the three months ended June 30, 2020 are as follows:

Honda and the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd. were integrated and Honda merged with Honda Engineering Co., Ltd., with an aim to transition from the current structure where sales, manufacturing, development and procurement divisions operate independently to a new structure where each process of planning and concept making, development, launch and mass-production of a new product are coordinated closely. In addition, the Innovative Research Excellence – Power Unit & Energy center and the Design center were newly established in Honda R&D Co., Ltd. In the area of power unit technologies, which is a source of Honda’s competitive strength, the Innovative Research Excellence – Power Unit & Energy center will fully demonstrate the strengths of Honda as a company that has a broad range of technologies and strive to increase the value of its product for the future with integration of research and development functions for power unit and energy technologies for motorcycles, automobiles, power products and business jets. The Design center will strengthen the consistent Honda brand across products with integration of design functions for products of motorcycles, automobiles and life creation as well.

Employees

The number of employees of Honda as of June 30, 2020 increased by 10,912, to 36,291 from March 31, 2020, due mainly to the integration of Honda and the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd. and the merger with Honda Engineering Co., Ltd. by Honda in Automobile business. There was no significant changes in the total number of employees of Honda and its subsidiaries for the three months ended June 30, 2020.

Unit Production and Sales

Unit production and sales in Honda and its subsidiaries for the three months ended June 30, 2020 in Motorcycle business, Automobile business and Life creation business decreased significantly from the same period last year. The decreased unit production in each segment was due to suspended or reduced production in Honda’s production bases in Japan and overseas resulted from the spread of COVID-19. For the decreased unit sales in each segment, see “Business Segment” in “Consolidated Financial Results”.

Plans for Capital Expenditures for Fiscal Year 2021

Our management mainly considers economic trends of each region, demand trends, situation of competitors and our business strategy such as introduction plans of new models in determining the future of projects.

The estimated amounts of capital expenditures for the fiscal year ending March 31, 2021 are shown below.

Fiscal year ending March 31, 2021
Yen (millions)
Motorcycle Business	¥32,600
Automobile Business	305,600
Financial Services Business	200
Life Creation and Other Businesses	11,600

Total	¥350,000

Explanatory notes:

1.	There is no plan for significant disposal of assets except ordinary modernization of production facilities.
2.	Capital requirement will be covered by own funds and loans.
3.	The estimated amount of capital expenditures for Financial services business in the above table does not include equipment on operating leases.
4.	Intangible assets are not included in the table above.

In Motorcycle business, we will make capital expenditures of ¥32,600 million in the fiscal year ending March 31, 2021. Funds will be allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Automobile business, we will make capital expenditures of ¥305,600 million in the fiscal year ending March 31, 2021. Funds will be allocated to the introduction of new models, as well as the improvement, streamlining and modernization of production facilities, and improvement of sales and R&D facilities.

In Financial services business, we will make capital expenditures of ¥200 million in the fiscal year ending March 31, 2021.

In Life creation business, we will make capital expenditures of ¥11,600 million in the fiscal year ending March 31, 2021. Funds will be allocated to the improvement, streamlining and modernization of production facilities, and improvement of R&D facilities.

There is no decision relating to plans for significant capital expenditures for the three months ended June 30, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2020 and June 30, 2020

		Yen (millions)
Assets	Note	March 31, 2020	June 30, 2020
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,672,353	¥2,607,760
Trade receivables		633,909	609,222
Receivables from financial services		1,878,358	1,684,860
Other financial assets		190,053	176,902
Inventories		1,560,568	1,651,700
Other current assets		365,769	334,919

Total current assets		7,301,010	7,065,363

Non-current assets:
Investments accounted for using the equity method		655,475	675,141
Receivables from financial services		3,282,807	3,262,447
Other financial assets		441,724	469,325
Equipment on operating leases	5	4,626,063	4,587,433
Property, plant and equipment	6	3,051,704	2,991,499
Intangible assets		760,434	772,428
Deferred tax assets		132,553	87,384
Other non-current assets		209,695	200,714

Total non-current assets		13,160,455	13,046,371

Total assets		¥20,461,465	¥20,111,734

		Yen (millions)
Liabilities and Equity	Note	March 31, 2020	June 30, 2020
		unaudited	unaudited
Current liabilities:
Trade payables		¥958,469	¥781,767
Financing liabilities		3,248,457	3,334,751
Accrued expenses		449,716	372,092
Other financial liabilities		209,065	221,456
Income taxes payable		43,759	41,489
Provisions	7	287,175	267,787
Other current liabilities		593,447	530,972

Total current liabilities		5,790,088	5,550,314

Non-current liabilities:
Financing liabilities		4,221,229	4,308,804
Other financial liabilities		303,570	302,042
Retirement benefit liabilities		578,909	588,867
Provisions	7	238,439	245,811
Deferred tax liabilities		698,868	638,493
Other non-current liabilities		344,339	340,495

Total non-current liabilities		6,385,354	6,424,512

Total liabilities		12,175,442	11,974,826

Equity:
Common stock		86,067	86,067
Capital surplus		171,823	171,811
Treasury stock		(273,940)	(273,817)
Retained earnings		8,142,948	8,013,714
Other components of equity		(114,639)	(113,535)

Equity attributable to owners of the parent		8,012,259	7,884,240
Non-controlling interests		273,764	252,668

Total equity		8,286,023	8,136,908

Total liabilities and equity		¥20,461,465	¥20,111,734

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended June 30, 2019 and 2020

		Yen (millions)
	Note	June 30, 2019	June 30, 2020
		unaudited	unaudited
Sales revenue	8	¥3,996,253	¥2,123,775

Operating costs and expenses:
Cost of sales		(3,166,483)	(1,769,299)
Selling, general and administrative		(407,449)	(305,253)
Research and development		(169,852)	(162,914)

Total operating costs and expenses		(3,743,784)	(2,237,466)

Operating profit (loss)		252,469	(113,691)

Share of profit of investments accounted for using the equity method		44,230	39,994

Finance income and finance costs:
Interest income		14,195	4,595
Interest expense		(3,595)	(1,833)
Other, net		(17,488)	(2,498)

Total finance income and finance costs		(6,888)	264

Profit (loss) before income taxes		289,811	(73,433)

Income tax expense		(100,219)	(6,546)

Profit (loss) for the period		¥189,592	¥(79,979)

Profit (loss) for the period attributable to:
Owners of the parent		172,302	(80,871)
Non-controlling interests		17,290	892

		Yen
		June 30, 2019	June 30, 2020
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	11	¥97.92	¥(46.84)

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2019 and 2020

		Yen (millions)
	Note	June 30, 2019	June 30, 2020
		unaudited	unaudited
Profit (loss) for the period		¥189,592	¥(79,979)

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(6,348)	4,209
Share of other comprehensive income of investments accounted for using the equity method		(825)	529
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		110	56
Exchange differences on translating foreign operations		(129,218)	8,819
Share of other comprehensive income of investments accounted for using the equity method		(14,259)	(5,193)

Total other comprehensive income, net of tax		(150,540)	8,420

Comprehensive income for the period		¥39,052	¥(71,559)

Comprehensive income for the period attributable to:
Owners of the parent		28,277	(79,767)
Non-controlling interests		10,775	8,208

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2019 and 2020

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2019 (unaudited)		¥86,067	¥171,460	¥(177,827)	¥7,973,637	¥214,383	¥8,267,720	¥298,070	¥8,565,790
Comprehensive income for the period
Profit (loss) for the period					172,302		172,302	17,290	189,592
Other comprehensive income, net of tax						(144,025)	(144,025)	(6,515)	(150,540)

Total comprehensive income for the period					172,302	(144,025)	28,277	10,775	39,052
Reclassification to retained earnings					(2)	2	—		—
Transactions with owners and other
Dividends paid	12				(49,287)		(49,287)	(44,226)	(93,513)
Purchases of treasury stock				(3)			(3)		(3)
Disposal of treasury stock				79			79		79
Share-based payment transactions			78				78		78

Total transactions with owners and other			78	76	(49,287)		(49,133)	(44,226)	(93,359)

Other changes					176		176		176

Balance as of June 30, 2019 (unaudited)		¥86,067	¥171,538	¥(177,751)	¥8,096,826	¥70,360	¥8,247,040	¥264,619	¥8,511,659

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2020 (unaudited)		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

Comprehensive income for the period
Profit (loss) for the period					(80,871)		(80,871)	892	(79,979)
Other comprehensive income, net of tax						1,104	1,104	7,316	8,420

Total comprehensive income for the period					(80,871)	1,104	(79,767)	8,208	(71,559)
Transactions with owners and other
Dividends paid	12				(48,363)		(48,363)	(31,555)	(79,918)
Purchases of treasury stock				(1)			(1)		(1)
Disposal of treasury stock				124			124		124
Share-based payment transactions			(12)				(12)		(12)
Equity transactions and others								2,251	2,251

Total transactions with owners and other			(12)	123	(48,363)		(48,252)	(29,304)	(77,556)

Balance as of June 30, 2020 (unaudited)		¥86,067	¥171,811	¥(273,817)	¥8,013,714	¥(113,535)	¥7,884,240	¥252,668	¥8,136,908

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2019 and 2020

		Yen (millions)
	Note	June 30, 2019	June 30, 2020
		unaudited	unaudited
Cash flows from operating activities:
Profit (loss) before income taxes		¥289,811	¥(73,433)
Depreciation, amortization and impairment losses excluding equipment on operating leases		170,016	149,419
Share of profit of investments accounted for using the equity method		(44,230)	(39,994)
Finance income and finance costs, net		(9,127)	6,752
Interest income and interest costs from financial services, net		(32,344)	(28,354)
Changes in assets and liabilities
Trade receivables		9,919	33,546
Inventories		(12,930)	(91,946)
Trade payables		(53,045)	(134,776)
Accrued expenses		(34,712)	(87,180)
Provisions and retirement benefit liabilities		10,907	9,395
Receivables from financial services		6,582	199,194
Equipment on operating leases		(53,086)	16,833
Other assets and liabilities		(83,469)	(35,335)
Other, net		1,866	(2,402)
Dividends received		26,632	5,468
Interest received		73,532	58,567
Interest paid		(32,873)	(27,577)
Income taxes paid, net of refunds		(37,861)	(29,945)

Net cash provided by (used in) operating activities		195,588	(71,768)

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(97,415)	(84,090)
Payments for additions to and internally developed intangible assets		(58,172)	(50,151)
Proceeds from sales of property, plant and equipment and intangible assets		7,885	3,231
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		—	2,230
Payments for acquisitions of investments accounted for using the equity method		(2,401)	—
Payments for acquisitions of other financial assets		(60,055)	(38,460)
Proceeds from sales and redemptions of other financial assets		42,018	57,920

Net cash used in investing activities		(168,140)	(109,320)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		2,049,304	2,847,881
Repayments of short-term financing liabilities		(2,318,708)	(2,687,827)
Proceeds from long-term financing liabilities		494,872	405,004
Repayments of long-term financing liabilities		(219,727)	(376,788)
Dividends paid to owners of the parent		(49,287)	(48,363)
Dividends paid to non-controlling interests		(22,967)	(9,282)
Purchases and sales of treasury stock, net		76	123
Repayments of lease liabilities		(17,400)	(18,291)
Other, net		2	(555)

Net cash provided by (used in) financing activities		(83,835)	111,902

Effect of exchange rate changes on cash and cash equivalents		(46,546)	4,593

Net change in cash and cash equivalents		(102,933)	(64,593)

Cash and cash equivalents at beginning of year		2,494,121	2,672,353

Cash and cash equivalents at end of period		¥2,391,188	¥2,607,760

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2020, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2020.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the three months ended June 30, 2019 and 2020 is as follows:

As of and for the three months ended June 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥533,018	¥2,694,478	¥688,401	¥80,356	¥3,996,253	¥—	¥3,996,253
Intersegment	—	55,662	3,624	4,888	64,174	(64,174)	—

Total	533,018	2,750,140	692,025	85,244	4,060,427	(64,174)	3,996,253

Segment profit (loss)	¥69,873	¥120,375	¥65,782	¥(3,561)	¥252,469	¥—	¥252,469

Segment assets	¥1,500,514	¥8,104,744	¥10,076,682	¥338,134	¥20,020,074	¥286,628	¥20,306,702
Depreciation and amortization	17,072	146,891	206,866	3,579	374,408	—	374,408
Capital expenditures	13,552	101,076	576,451	3,058	694,137	—	694,137

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the three months ended June 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥274,222	¥1,209,923	¥575,834	¥63,796	¥2,123,775	¥—	¥2,123,775
Intersegment	—	45,800	3,168	4,441	53,409	(53,409)	—

Total	274,222	1,255,723	579,002	68,237	2,177,184	(53,409)	2,123,775

Segment profit (loss)	¥11,202	¥(195,888)	¥71,568	¥(573)	¥(113,691)	¥—	¥(113,691)

Segment assets	¥1,386,342	¥7,641,611	¥10,202,227	¥352,249	¥19,582,429	¥529,305	¥20,111,734
Depreciation and amortization	16,775	126,793	206,150	3,888	353,606	—	353,606
Capital expenditures	8,550	89,371	396,701	2,082	496,704	—	496,704

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2019 and 2020 amounted to ¥551,689 million and ¥820,941 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

    (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥594,300	¥2,213,126	¥155,392	¥844,102	¥189,333	¥3,996,253	¥—	¥3,996,253
Inter-geographic areas	556,455	102,919	50,838	175,163	1,943	887,318	(887,318)	—

Total	1,150,755	2,316,045	206,230	1,019,265	191,276	4,883,571	(887,318)	3,996,253

Operating profit (loss)	¥36,672	¥102,701	¥2,600	¥97,961	¥8,479	¥248,413	¥4,056	¥252,469

Assets	¥4,766,236	¥11,200,662	¥639,831	¥3,043,833	¥619,899	¥20,270,461	¥36,241	¥20,306,702
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,922,170	¥4,653,618	¥94,351	¥673,137	¥142,292	¥8,485,568	¥—	¥8,485,568

As of and for the three months ended June 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥471,450	¥1,061,689	¥90,628	¥444,317	¥55,691	¥2,123,775	¥—	¥2,123,775
Inter-geographic areas	295,730	78,816	14,109	89,674	524	478,853	(478,853)	—

Total	767,180	1,140,505	104,737	533,991	56,215	2,602,628	(478,853)	2,123,775

Operating profit (loss)	¥(61,934)	¥(77,886)	¥4,854	¥23,303	¥(5,576)	¥(117,239)	¥3,548	¥(113,691)

Assets	¥4,712,594	¥11,123,120	¥682,541	¥2,799,058	¥473,595	¥19,790,908	¥320,826	¥20,111,734
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,991,617	¥4,672,911	¥57,515	¥661,518	¥106,492	¥8,490,053	¥—	¥8,490,053

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2019 and 2020 amounted to ¥551,689 million and ¥820,941 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the three months ended June 30, 2019 and 2020 are ¥575,586 million and ¥395,691 million, respectively.

The sales or disposals of equipment on operating leases for the three months ended June 30, 2019 and 2020 are ¥313,409 million and ¥211,419 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the three months ended June 30, 2019 and 2020 are ¥71,555 million and ¥60,844 million, respectively.

The sales or disposals of property, plant and equipment for the three months ended June 30, 2019 and 2020 are ¥10,462 million and ¥9,441 million, respectively.

(7) Provisions

The components of and changes in provisions for the three months ended June 30, 2020 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2020	¥380,689	¥144,925	¥525,614

Provision	¥34,863	¥3,207	¥38,070
Write-offs	(32,480)	(13,100)	(45,580)
Reversal	(1,168)	(2,474)	(3,642)
Exchange differences on translating foreign operations	(56)	(808)	(864)

Balance as of June 30, 2020	¥381,848	¥131,750	¥513,598

Current liabilities and non-current liabilities of provisions as of March 31, 2020 and June 30, 2020 are as follows:

	Yen (millions)
	As of March 31, 2020	As of June 30, 2020
Current liabilities	¥287,175	¥267,787
Non-current liabilities	238,439	245,811

Total	¥525,614	¥513,598

Explanatory notes:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments for the three months ended June 30, 2019 and 2020 are as follows:

For the three months ended June 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥18,490	¥393,752	¥28,995	¥19,694	¥460,931
North America	48,734	1,537,646	325,564	33,831	1,945,775
Europe	47,822	92,409	—	13,477	153,708
Asia	338,200	549,878	3	10,065	898,146
Other Regions	79,771	120,178	—	3,289	203,238

Total	¥533,017	¥2,693,863	¥354,562	¥80,356	¥3,661,798

Revenue arising from the other sources*	1	615	333,839	—	334,455

Total	¥533,018	¥2,694,478	¥688,401	¥80,356	¥3,996,253

For the three months ended June 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥19,353	¥284,078	¥31,544	¥10,321	¥345,296
North America	45,505	509,750	217,750	28,939	801,944
Europe	34,767	42,609	—	11,928	89,304
Asia	146,625	337,874	1	9,681	494,181
Other Regions	27,083	30,690	—	2,879	60,652

Total	¥273,333	¥1,205,001	¥249,295	¥63,748	¥1,791,377

Revenue arising from the other sources*	889	4,922	326,539	48	332,398

Total	¥274,222	¥1,209,923	¥575,834	¥63,796	¥2,123,775

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and June 30, 2020 consist of the following:

	Yen (millions)
As of March 31, 2020	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,215	¥—	¥19,215
Interest rate instruments	—	76,589	—	76,589

Total	—	95,804	—	95,804

Debt securities	18,175	34,949	5,224	58,348
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	9,069	—	9,069
Equity securities	78,493	—	99,508	178,001

Total	¥96,668	¥139,822	¥104,732	¥341,222

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥24,834	¥—	¥24,834
Interest rate instruments	—	90,334	—	90,334

Total	—	115,168	—	115,168

Total	¥—	¥115,168	¥—	¥115,168

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2020.

	Yen (millions)
As of June 30, 2020	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,826	¥—	¥19,826
Interest rate instruments	—	86,218	—	86,218

Total	—	106,044	—	106,044

Debt securities	20,794	35,718	5,279	61,791
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	9,388	—	9,388
Equity securities	86,049	—	98,928	184,977

Total	¥106,843	¥151,150	¥104,207	¥362,200

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥20,613	¥—	¥20,613
Interest rate instruments	—	94,794	—	94,794

Total	—	115,407	—	115,407

Total	¥—	¥115,407	¥—	¥115,407

There were no transfers between Level 1 and Level 2 for the three months ended June 30, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the three months ended June 30, 2020.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2020 and June 30, 2020 are as follows:

	Yen (millions)
	As of March 31, 2020		As of June 30, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,161,165	¥5,173,553	¥4,947,307	¥5,052,004
Debt securities	62,204	62,210	39,141	39,141
Financing liabilities	7,469,686	7,408,800	7,643,555	7,742,575

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the three months ended June 30, 2019 and 2020 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended June 30, 2019 and 2020.

	2019	2020
Profit (loss) for the period attributable to owners of the parent (millions of yen)	¥172,302	¥(80,871)
Weighted average number of common shares outstanding, basic (shares)	1,759,566,817	1,726,618,878
Basic earnings (loss) per share attributable to owners of the parent (yen)	¥97.92	¥(46.84)

(12) Dividend

(a) Dividend payout

For the three months ended June 30, 2019

Resolution	The Board of Directors Meeting on May 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	March 31, 2019
Effective date	June 3, 2019

For the three months ended June 30, 2020

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

(b) Dividends payable of which record date was in the three months ended June 30, 2020, effective after the period

Resolution	The Board of Directors Meeting on August 5, 2020
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	18,999
Dividend per share (yen)	11.00
Record date	June 30, 2020
Effective date	September 4, 2020

(13) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on August 6, 2020.